SpaceoutVR, Inc.
Statements of Stockholders' Equity
(Unaudited)

| | Common Stock | | Capital in Excess of | Retained Earnings | Total Stockholders' |
	Shares	Amount	Par Value	(Deficit)	Equity (Deficit)
Balance, May 20, 2015 (Inception)					$ -
Issuance of shares for services	1,000,000	100			100
Net loss				(60,838)	(60,838)
Balance, December 31, 2015	1,000,000	100	-	(60,838)	(60,738)
Issuance of shares for services	8,000,000	800			800
Net income				106,875	106,875
Balance, December 31, 2016	9,000,000	900	$ -	$ 46,037	$ 46,937